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24000973

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21590

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** AND ENDING **12/31/23**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Clarendon Insurance Agency, Inc.**

 SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer   FEB 28 2024

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. Box No.) Washington, DC

230 3rd Ave, 6th Floor

(No. and Street)

Waltham	**MA**	**02451**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Joseph	**781 790-8675**	james.joseph@delawarelife.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP

(Name – if individual, state last, first, and middle name)

One Financial Plaza, 11th Floor Main Street	**Hartford**	**CT**	06103-2608
(Address)	(City)	(State)	(Zip Code)

October 20, 2003		**185**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Joseph _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Clarendon Insurance Agency, Inc. _____, as of 12/31 _____, 23 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KIMMY T. NGUYEN
Notary Public, Commonwealth of Massachusetts
My Commission Expires March 29, 2030

Notary Public

Signature:

Title:

Financial/Operations Principal

SEC Mail Processing

FEB 28 2024

Washington, DC

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Clarendon Insurance Agency, Inc.
(SEC I.D. No. 21590)
(A Wholly-Owned Subsidiary of Delaware Life Insurance Company)

Financial Statements and Supplemental Schedules
December 31, 2023

Filed as a Public Document Pursuant to Rule 17a-5(e)(3) of the Securities
Exchange Act of 1934

Clarendon Insurance Agency, Inc.
(A Wholly-Owned Subsidiary of Delaware Life Insurance Company)
Table of Contents
December 31, 2023

Page(s)



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Clarendon Insurance Agency, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Clarendon Insurance Agency, Inc. (the Company) as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2021.

Hartford, Connecticut
February 21, 2024

KPMG LLP, a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee

Clarendon Insurance Agency, Inc.
(A Wholly-Owned Subsidiary of Delaware Life Insurance Company)
Statement of Financial Condition
December 31, 2023

Assets		
Cash	$	1,453,507
Total assets	$	1,453,507
Liabilities and Stockholder's Equity		
Liabilities		
Payable to affiliates	$	-
Total liabilities		-
Stockholder's Equity		
Common stock, $1 par value - 150,000 shares		
authorized, 600 shares issued and outstanding		600
Additional paid-in capital		1,744,400
Accumulated deficit		(291,493)
Total stockholder's equity		1,453,507
Total liabilities and stockholder's equity	$	1,453,507

The accompanying notes are an integral part of these financial statements.

Clarendon Insurance Agency, Inc.
(A Wholly-Owned Subsidiary of Delaware Life Insurance Company)
Statement of Operations
Year Ended December 31, 2023

Revenue	
Distribution fee income	$ -
Total revenue	-
Expenses	
Distribution expense	-
Overhead expense	612,352
Compliance expense	1,151,455
Licensing and exam fees	84,871
Audit fees	50,000
Legal fees	8,127
Other expense	100,605
State tax	4,628
Less: Expense reimbursement from Parent (Note 3)	(2,012,038)
Total expenses	-
Net income	$ -

The accompanying notes are an integral part of these financial statements.

Clarendon Insurance Agency, Inc.
(A Wholly-Owned Subsidiary of Delaware Life Insurance Company)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2023

	Shares		Common Stock		Additional Paid-in Capital		Accumulated Deficit		Total Stockholder's Equity
Balance at January 1, 2023	600	$	600	$	1,744,400	$	(291,493)	$	1,453,507
Net income	-		-		-		-		-
Balance at December 31, 2023	600	$	600	$	1,744,400	$	(291,493)	$	1,453,507

The accompanying notes are an integral part of these financial statements.

4

Clarendon Insurance Agency, Inc.
(A Wholly-Owned Subsidiary of Delaware Life Insurance Company)
Statement of Cash Flows
Year Ended December 31, 2023

Cash Flows from Operating Activities:		
Net income	$	-
Changes in assets and liabilities:		
Receivable from affiliates		-
Payable to affiliates		-
Net cash provided by operating activities		-
Net change in cash		-
Cash		
Beginning of year		1,453,507
End of year	$	1,453,507
Supplemental disclosure of cash flow information		
Net cash refunded (paid) for income taxes	$	-
Non-cash activities		
Expense reimbursement from Parent	$	2,012,038

The accompanying notes are an integral part of these financial statements.

1. **Business and Organization**

    Clarendon Insurance Agency, Inc. (the "Company") is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a principal underwriter and general distributor for variable annuities and variable life insurance products issued by its parent, Delaware Life Insurance Company (the "Parent"). Effective June 1, 2023, the Company entered into a principal underwriter and general distributor agreement for variable annuities to be issued by a newly-formed affiliate, Delaware Life and Annuity Company ("DLAC"), which has not yet begun variable annuity-related operations. Prior to July 1, 2023, the Company also acted as a principal underwriter and general distributor for variable annuities and variable life insurance products issued by Delaware Life Insurance Company of New York ("DLNY"), a former affiliate which was sold on that date. The Company is a direct, wholly-owned subsidiary of the Parent, and the Parent is a direct, wholly-owned subsidiary of DLIC Sub-Holdings, LLC which is indirectly owned by Group 1001, Inc. The Company is a limited purpose broker-dealer that does not engage in any retail securities activities and does not handle any customer funds or securities.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

    Use of Estimates
    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

    Cash
    Cash represents funds held in the Company's bank account under normal commercial terms. The Company's cash balance was $1,453,507 as of December 31, 2023.

    Income and Expenses
    The Company recognizes distribution fee income as revenue when the Company provides services. The Company accrues distribution fee expense daily based on a rate determined by reference to intercompany services agreements. The Company had no distribution fee income and no distribution expense for the year ended December 31, 2023.

    Expenses charged by the Parent to the Company include direct charges and allocated expenses which are recognized when incurred.

    Recent Accounting Pronouncements
    In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, "Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). The amendments in ASU 2023-07 primarily require enhanced disclosures about significant segment expenses. ASU 2023-07 also clarifies that a public business entity that has a single reportable segment is required to provide all disclosures required by the amendments in ASU 2023-07 and all existing segment disclosures in ASC Topic 280, Segment Reporting ("ASC 280").

The amendments in ASU 2023-07 are effective for fiscal years beginning after December 152023, with early adoption permitted, and are to be applied on a retrospective basis. The Company is currently evaluating the impact of the standard on our segment reporting disclosures.

3. **Related-Party Transactions**

The Parent keeps records on behalf of the Company to record income and expenses. The Company serves as the designated principal underwriter for the variable annuities and variable life insurance products issued by the Parent. As such, the Company performs certain distribution and underwriting services for certain of those products.

The Company has an administrative services agreement with the Parent under which the Company has agreed to pay the Parent for the cost of services and facilities provided. The Company also has a principal underwriter's agreement with the Parent under which the Parent has agreed to reimburse the Company for the cost of all distribution and underwriting services provided by the Company. For the year ended December 31, 2023, the expense reimbursement received by the Company from the Parent was $2,012,038, which is shown in the Company's Statement of Operations as an offset to expenses incurred.

The Company has a principal underwriter's agreement with DLAC that is effective June 1, 2023, under which DLAC has agreed to reimburse the Company for the cost of all distribution and underwriting services provided by the Company. DLAC has not yet commenced variable annuity-related operations. Accordingly, for the year ended December 31, 2023, the Company did not incur any expenses nor did DLAC reimburse any expenses to the Company related to this agreement.

Effective July 1, 2023, the principal underwriter's agreement between the Company and DLNY was terminated due to the sale of DLNY.

The Company has an insurance networking agreement with Delaware Life Marketing, LLC ("DLM"), an affiliate, under which the Company and DLM provide marketing support and wholesaling services for the offer and sale of the Parent's variable insurance products through personnel of DLM who are also registered representatives of the Company. Under this agreement, DLM agrees to pay the Company 100% of compensation that DLM receives, if any, relating to the sale of the Parent's variable insurance products. The Company did not receive any payments from DLM related to this agreement during the year ended December 31, 2023.

The Company is party to a federal tax allocation agreement with the Parent and a group of affiliated companies as described in the following footnote 4.

4. **Income Taxes**

The Company accounts for income taxes in accordance with FASB Accounting Stands Codification ("ASC") Topic 740, "Income Taxes." Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by FASB ASC Topic 740. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

The Company is a member of the Group 1001, Inc. federal consolidated tax return for the year ended December 31, 2023. A formal tax allocation agreement has been executed and the allocation is generally based upon separate return calculations. The Company receives a tax benefit for any of its losses or other Company specific tax attributes that are utilized by the consolidated group. There was an amount due from the Company of $24 under the tax allocation agreement for 2023 that was settled in early 2024. State income tax returns are filed on a stand-alone basis.

Certain provisions of FASB ASC Topic 740 prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. FASB ASC Topic 740 also includes standards for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes interest and penalties accrued related to uncertain tax positions ("UTPs") in other expense. Tax years prior to 2020 are closed to examination and audit adjustments under the applicable statute of limitations. The Company does not believe it has any uncertain tax positions for its federal and state income tax returns that would be material to its financial statements. Therefore, the Company did not record a liability for UTPs at December 31, 2023.

5. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule under the Securities Exchange Act of 1934 ("SEC Rule 15c3-1") which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to SEC Rule 15c3-1, at December 31, 2023 was $1,453,507 which was greater than the required net capital of $5,000 by $1,448,507. The ratio of aggregate indebtedness to net capital was 0 to 1.

6. Exemption from Reserve and Security Custody Requirements Pursuant to SEC Rule 15c3-3

The Company claims exemption from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 ("SEC Rule 15c3-3") under the provisions of subparagraph (k)(1) thereof, as the Company's transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company. The Company does not receive customer funds or securities in connection with its activities as a broker-dealer. The Company does not hold funds or securities for, or owe money or securities to, customers.

7. Commitments and Contingencies

The Company is not aware of any contingent liabilities arising from litigation or other matters that could have a material impact on its financial condition, results of operations, or cash flows.

8. Subsequent Events

Management has evaluated subsequent events through February 21, 2024, the date on which these financial statements were available to be issued. Based on this evaluation, no events have occurred from December 31, 2023 through February 21, 2024 that require disclosure or adjustment to the financial statements.

Supplemental Schedules

Clarendon Insurance Agency, Inc.
(A Wholly-Owned Subsidiary of Delaware Life Insurance Company)
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2023   **Schedule I**

Computation of Net Capital Pursuant to SEC Rule 15c3-1

Net Capital

Total ownership equity from Statement of Financial Condition	$	1,453,507
Total ownership equity qualified for net capital	$	1,453,507
Total capital and allowable subordinated liabilities	$	1,453,507
Deduction of total non-allowable assets		-
Net capital before haircuts on securities positions		1,453,507
Haircuts on securities		-
Net capital	$	1,453,507

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of 6 2/3% of total aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	1,448,507
Net capital, less greater of 10% of total aggregate indebtedness or 120% of $5,000	$	1,447,507

Computation of Aggregate Indebtedness

Total liabilities from Statement of Financial Condition	$	-
Total aggregate indebtedness	$	-

Statement Pursuant to Paragraph (d)(2)(iii) of Rule 17a-5 of the Securities Exchange Act of 1934

No material differences exist between the amounts appearing above and the computation of net capital reported by the Company in Part II-A of its unaudited FOCUS Report on Form X-17a-5 as of December 31, 2023.

Refer to accompanying report of independent registered public accounting firm.

9

Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3

The Company claims exemption from SEC Rule 15c3-3 under the provisions of subparagraph (k)(1) thereof, which exempts from the reserve requirements those broker-dealers whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies. Therefore, the calculation for the reserve requirement is not applicable to the Company.

Refer to accompanying report of independent registered public accounting firm.

Clarendon Insurance Agency, Inc.
(A Wholly-Owned Subsidiary of Delaware Life Insurance Company)
Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
December 31, 2023   **Schedule III**

Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

The Company claims exemption from SEC Rule 15c3-3 under the provisions of subparagraph (k)(1) thereof, as the Company's transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company. The Company does not receive customer funds or securities in connection with its activities as a broker-dealer. The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the requirements to obtain and maintain physical possession or control of securities under SEC Rule 15c3-3 are not applicable to the Company.

Refer to accompanying report of independent registered public accounting firm.



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Clarendon Insurance Agency, Inc.:

We have reviewed management's statements, included in the accompanying Clarendon Insurance Agency, Inc.'s Exemption Report (the Exemption Report), in which (1) Clarendon Insurance Agency, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2023 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Hartford, Connecticut
February 21, 2024

KPMG LLP, a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

Clarendon Insurance Agency, Inc.
230 3rd Ave, 6th Floor
Waltham, MA 02451

 **Delaware Life™**

CLARENDON INSURANCE AGENCY, INC.'S EXEMPTION REPORT

Clarendon Insurance Agency, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1)

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout its most recent fiscal year without exception.

Clarendon Insurance Agency, Inc.

I, _James Joseph_____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Financial/Operations Principal

____2/21/2024____
Date

Clarendon Insurance Agency, Inc.
230 3rd Ave, 6th Floor
Waltham, MA 02451



CLARENDON INSURANCE AGENCY, INC.'S EXEMPTION REPORT

Clarendon Insurance Agency, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1)

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout its most recent fiscal year without exception.

Clarendon Insurance Agency, Inc.

I, _James Joseph_____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Financial/Operations Principal

_2/21/2024_
Date